EXHIBIT 99.9

CONSENT OF G. SPEIRS

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Central Sun Mining Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource and mineral reserve estimates for the Limon Mine;

2.	Information relating to the mineral resource estimates for the Mestiza Project;

3.	The technical report dated March 31, 2008, entitled “Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua” (the Limon and Mesitiza Report”); and

4.

The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Limon Mine, the Mestiza Project and the Limon and Mestiza Report, and the properties described therein.

Date: April 1, 2008

/s/ Graham Speirs Name: Graham Speirs, P. Eng. Title: Chief Operating Officer, Central Sun Mining Inc.